SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549
                              ----------------------

                                   SCHEDULE 13D
                                  (Rule 13d-101)

              INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                                (Amendment No. 6)*

                               Acadia Realty Trust
                                 (Name of Issuer)

           Common Shares of Beneficial Interest, Par Value $.001 Per Share
                          (Title of Class of Securities)

                                   004239 10 9
                                  (CUSIP Number)

                             Mr. James E. Quigley 3rd
                              Rothschild Realty Inc
                           1251 Avenue of the Americas
                              New York, N.Y. 10020
                            Telephone (212) 403-3500
                  (Name, address and telephone number of person
                 authorized to receive notices and communications)

                                   March 7, 2003
              (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7 for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 13 Pages)

--------------
         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  004239109              Schedule 13D                Page 2 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  Five Arrows Realty Securities L.L.C.
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4) SOURCE OF FUNDS**:
                                       WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                       Delaware

------------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER:
                                       -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                       1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                       -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                       1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                       1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                       5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                       OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

Fn1 Includes those shares that were originally reported in the statement on
Schedule 13D, filed on September 15, 1998, of RD Properties, L.P. VI, RD Properties, L.P. VIA, RD Properties VIB, RD New York VI, LLC, Yale University, Yale University Retirement Plan for Staff Employees, Carnegie Corporation, the Vanderbilt University, TRW Master Trust, Harvard Private Capital Realty, Inc., Charlesbank Capital Partners, LLC, the Board of Trustees of the Leland Standard Junior University, Howard Hughes Medical Institutes, Five Arrows Realty Securities L.L.C., Rothschild Realty Investors II L.L.C., Ross Dworman and Kenneth F. Bernstein (the "Group Schedule 13D").

CUSIP No.  004239109              Schedule 13D                Page 3 of 13 Pages

------------------------------------------------------------------------------
     (1) NAME OF REPORTING PERSON: Rothschild Realty Investors II L.L.C. S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                      WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO  ITEMS 2(d) OR 2(e):                     / /
------------------------------------------------------------------------------
     (6) CITIZENSHIP OR PLACE OF ORGANIZATION:
                                      Delaware
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                      -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                      1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                      -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                      1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                      1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                      5.9% (fn1)
------------------------------------------------------------------------------
      (14) TYPE OF REPORTING PERSON **:
                                      OO

------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 4 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  Matthew W. Kaplan
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                            WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                            United States of America
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                            -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                            1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                            -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                            1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                            1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                            5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                            OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 5 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  D. Pike Aloian
          S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                          WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                          United States of America
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                          -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                          1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                          -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                          1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                          1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                          5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                          OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 6 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  James E. Quigley 3rd
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                       WC
------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                       United States of America
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                       -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                       1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                       -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                       1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                       1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                       5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                       OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 7 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:   Paul H. Jenssen
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                      WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                       / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                      United States of America
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                      -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                      1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                      -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                      1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                      1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                      5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                      OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D               Page 8 of 13 Pages

------------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON:  John D. McGurk
          S.S. OR I.R.S. IDENTIFICATION
          NO. OF ABOVE PERSON:
------------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  /x/
                                                                    (b)  / /
------------------------------------------------------------------------------
     (3)  SEC USE ONLY

------------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**:
                                        WC

------------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):                      / /
------------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION:
                                        United States of America
------------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER:
                                        -0-
SHARES         _______________________________________________________________
BENEFICIALLY   (8)  SHARED VOTING POWER:
                                        1,465,300 (fn1)
OWNED BY       _______________________________________________________________
EACH           (9)  SOLE DISPOSITIVE POWER:
                                        -0-
REPORTING      _______________________________________________________________
PERSON WITH    (10) SHARED DISPOSITIVE POWER:
                                        1,465,300 (fn1)
------------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON:
                                        1,465,300 (fn1)
------------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       / /
------------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11):
                                        5.9% (fn1)
------------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **:
                                        OO
------------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  004239109              Schedule 13D                Page 9 of 13 Pages


         This Amendment No. 6 (this "Amendment") amends the statement on
Schedule 13D ("Schedule 13D") filed by Five Arrows Realty Securities L.L.C., a Delaware limited liability company ("Five Arrows"), and Rothschild Realty Investors II L.L.C., a Delaware limited liability company and the sole Managing Member of Five Arrows ("Rothschild"), on September 15, 1998 and as amended by Amendment No. 1 on May 21, 1999, Amendment No. 2 on May 24, 1999, Amendment No. 3 on May 26, 2000, Amendment No. 4 on April 18, 2002 and Amendment No. 5 on June 28, 2002 with respect to the common shares of beneficial interest, par value $.001 per share (the "Common Stock") of Acadia Realty Trust, Inc. (formerly known as Mark Centers Trust) (the "Trust"), a Maryland real estate investment trust, whose principal executive offices are located at 20 Soundview Marketplace, P.O. Box 1679, Port Washington, NY 11050. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on Schedule 13D.

     Item 2.   Identity and Background

          (a) This Amendment is being filed on behalf of (i) Five Arrows, (ii) Rothschild, (iii) Matthew W. Kaplan, (iv) D. Pike Aloian, (v) James E. Quigley 3rd, (vi) Paul H. Jenssen and (vii) John D. McGurk.

          The reporting persons are making a joint filing pursuant to Rule 13d-1(k) because, by reason of the relationship as described herein, they may be deemed to be a "group" within the meaning of Section 13(d)(3) with respect to acquiring, holding and disposing of shares of Common Stock.

          (b) The business address of each of the reporting persons is 1251 Avenue of the Americas, New York, New York 10020.

          (c) Five Arrows is a private investment limited liability company. The principal occupation of Rothschild is acting as managing member of Five Arrows. The current Managers of Rothschild, Matthew W. Kaplan, D. Pike Aloian, James E. Quigley 3rd and John D. McGurk, each share voting and dispositive power over the shares of Common Stock held directly by Five Arrows and may be deemed a beneficial owner of such shares.

          (d) None of the reporting persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) None of the reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

           (f) Five Arrows and Rothschild are limited liability companies organized under the laws of the State of Delaware. Messrs. Kaplan, Aloian, Quigley, Jenssen and McGurk are citizens of the United States of America.

     Item 5.  Interest in Securities of the Issuer

     Item 5 is amended and restated in its entirety as set forth below.

          (a) As of the close of business on March 7, 2003, Five Arrows owned, within the meaning of Rule 13d-3 under the Exchange Act, 1,465,300 shares of Common Stock, including those shares originally reported in the Group Schedule 13D. Five Arrows beneficially owns 5.9% of the issued and outstanding shares of Common Stock (based on 25,090,572 shares of Common Stock outstanding as of November 13, 2002 as reported in the quarterly report of the Trust for the period ended September 30, 2002).

CUSIP No.  004239109              Schedule 13D               Page 10 of 13 Pages


Rothschild, as sole managing member of Five Arrows, and the Managers of Rothschild, Mssrs. Kaplan, Aloian, Quigley, Jenssen and McGurk, each may be deemed a beneficial owner of the 1,465,300 shares of Common Stock held by Five Arrows.

          (b) Five Arrows has the power to vote and dispose of the shares of Common Stock owned by it reported herein, which power may be exercised by Rothschild.

          (c) On July 8, 2002, Five Arrows, in open market sales, sold 1,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0212 for a total of $13,636.04.

         On July 9, 2002, Five Arrows, in open market sales, sold 12,700 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0587 for a total of $102,345.49.

         On July 10, 2002, Five Arrows, in open market sales, sold 17,500 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0319 for a total of $104,558.25.

         On July 11, 2002, Five Arrows, in open market sales, sold 1,300 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $10,270.00.

         On July 18, 2002, Five Arrows, in open market sales, sold 2,400 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $18,960.00.

         On July 19, 2002, Five Arrows, in open market sales, sold 1,300 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $10,270.00.

         On July 25, 2002, Five Arrows, in open market sales, sold 1,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $7,900.00.

         On July 26, 2002, Five Arrows, in open market sales, sold 7,600 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $60,040.00.

         On August 13, 2002, Five Arrows, in open market sales, sold 37,100 shares of Common Stock (representing 0.2% of the shares of Common Stock outstanding) at an average per share price of $7.9329 for a total of $294,310.59.

         On August 19, 2002, Five Arrows, in open market sales, sold 15,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $118,500.00.

         On August 20, 2002, Five Arrows, in open market sales, sold 800 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $6,320.00.

         On August 22, 2002, Five Arrows, in open market sales, sold 1,100 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $8,690.00.

         On August 23, 2002, Five Arrows, in open market sales, sold 24,000 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.9000 for a total of $189,600.00.

CUSIP No.  004239109              Schedule 13D               Page 11 of 13 Pages


         On September 23, 2002, Five Arrows, in open market sales, sold 18,300 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4501 for a total of $136,336.83.

         On September 24, 2002, Five Arrows, in open market sales, sold 5,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4226 for a total of $42,308.82.

         On September 25, 2002, Five Arrows, in open market sales, sold 4,100 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4500 for a total of $30,545.00.

         On September 26, 2002, Five Arrows, in open market sales, sold 5,600 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4054 for a total of $41,470.24.

         On September 30, 2002, Five Arrows, in open market sales, sold 10,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4241 for a total of $79,437.87.

         On October 1, 2002, Five Arrows, in open market sales, sold 33,400 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4451 for a total of $248,666.34.

         On October 2, 2002, Five Arrows, in open market sales, sold 21,967 shares of Common Stock (representing 0.1% of the shares of Common Stock outstanding) at an average per share price of $7.4515 for a total of $163,687.10.

         On February 12, 2003, Five Arrows, in open market sales, sold 4,200 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0900 for a total of $33,978.00.

         On February 18, 2003, Five Arrows, in open market sales, sold 8,800 shares of Common Stock (representing <0.1 of the shares of Common Stock outstanding) at an average per share price of $8.0528 for a total of $70,864.64.

         On February 19, 2003, Five Arrows, in open market sales, sold 5,700 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0537 for a total of $45,906.09.

         On March 7, 2003, Five Arrows, in open market sales, sold 16,000 shares of Common Stock (representing <0.1% of the shares of Common Stock outstanding) at an average per share price of $8.0400 for a total of $128,640.00

          (d) Not applicable.
          (e) Not applicable.


        ITEM 7.  Material To Be Filed As Exhibits

Exhibit Number                       Description

99.1 Joint Acquisition Statement, as required by Rule 13d 1(k)(1) of the Securities
                                         Act of 1934.

CUSIP No.  004239109              Schedule 13D              Page 12 of 13 Pages


                              SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  March 12, 2003



                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    -----------------------------------------

                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    -----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    -----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    -----------------------------------------

                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
                                    -----------------------------------------

CUSIP No.  004239109              Schedule 13D               Page 13 of 13 Pages


EXHIBIT 99.1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1

     The undersigned acknowledge and agree that the foregoing statement on
Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

         Dated:  March 12, 2003

                                    FIVE ARROWS REALTY SECURITIES L.L.C.

                                    By:  /s/ James E. Quigley 3rd
                                         ------------------------------------
                                         James E. Quigley 3rd
                                         Manager


                                    ROTHSCHILD REALTY INVESTORS II L.L.C.

                                    By:  /s/ John D. McGurk
                                         -----------------------------------
                                         John D. McGurk
                                         Manager


                                    MATTHEW W. KAPLAN

                                    /s/ Matthew W. Kaplan
                                    -----------------------------------------


                                    D. PIKE ALOIAN

                                    /s/ D. Pike Aloian
                                    -----------------------------------------


                                    JAMES E. QUIGLEY 3RD

                                    /s/ James E. Quigley 3rd
                                    -----------------------------------------


                                    PAUL H. JENSSEN

                                    /s/ Paul H. Jenssen
                                    -----------------------------------------


                                    JOHN D. MCGURK

                                    /s/ John D. McGurk
                                    -----------------------------------------